UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
December 14, 2007
Commission File Number: 1-31253
Pengrowth Energy Trust
(Name of Registrant)
2100, 222 – 3rd Avenue S.W.
Calgary, Alberta T2P 0B4 Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐                Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

     This report on Form 6-K is specifically incorporated by reference into the registrant’s registration statement on Form F-10 (File No. 333-146928) which was originally filed with the Securities and Exchange Commission in October, 2007.
DOCUMENTS FILED AS PART OF THIS FORM 6-K
     See the Exhibit Index to this Form 6-K.

SIGNATURE
EXHIBIT INDEX
Exhibit 99.1

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST
by its administrator PENGROWTH CORPORATION

Date: December 14, 2007	By:	/s/ Gordon M. Anderson

Gordon M. Anderson
Vice President

EXHIBIT INDEX

NUMBER	DESCRIPTION
99.1	Equity Distribution Agreement, dated December 14, 2007, relating to the sale of up to 25,000,000 Trust Units